SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BYLAWS OF COMPANHIA PARANAENSE DE ENERGIA Approved and consolidated by the 211th Extraordinary General Meeting of Shareholders, held on 10/30/2024. CNPJ (Cadastro Nacional de Pessoas Jurídicas [National Registry of Legal Entities]): 76.483.817/0001-20 NIRE (Número de Identificação no Registro de Empresas [Company Register Identification Number]): 41300036535 CVM (Comissão de Valores Mobiliários [Securities and Exchange Commission]) Registration: 1431-1 Rua José Izidoro Biazetto, 158, Bloco A Curitiba - Paraná - Brazil ZIP Code: 81200-240 email: copel@copel.com Website: http://www.copel.com Phone: (41) 3310-5050 Fax: (41) 3331-4145 Copel Bylaws – p. 1/36 SUMMARY CHAPTER I - CORPORATE NAME, DURATION, HEADQUARTERS AND CORPORATE PURPOSE .............................................................................................................. 3 CHAPTER II - SHARE CAPITAL AND SHARES .......................................................................... 4 CHAPTER III - GENERAL SHAREHOLDERS’ MEETING (GSM) ................................................. 7 CHAPTER IV - MANAGEMENT OF THE COMPANY .................................................................... 8 SEÇÃO I - BOARD OF DIRECTORS (BOD) .................................................... 9 Composition, Appointment, and Term of Office ..................................................... 9 Vacancy and Substitutions ..................................................................................... 9 Operations ............................................................................................................ 10 Powers and Duties ................................................................................................ 10 SEÇÃO II - EXECUTIVE BOARD .................................................................... 13 Composition, Term, and Investiture ...................................................................... 13 Powers and Duties ................................................................................................ 14 Representation of the Company ........................................................................... 15 Vacancy and Substitution ..................................................................................... 16 SEÇÃO III - EXECUTIVE BOARD MEETINGS (REDIR) ................................. 16 Operations ............................................................................................................ 16 Powers and Duties ................................................................................................ 17 CHAPTER V - STATUTORY COMMITTEES ............................................................................... 19 SEÇÃO I - STATUTORY AUDIT COMMITTEE (CAE) ................................... 19 SEÇÃO II - INVESTMENT AND INNOVATION COMMITTEE (CII) ................ 20 SEÇÃO III - SUSTAINABLE DEVELOPMENT COMMITTEE (CDS) ............... 20 SEÇÃO IV - COMMITTEE OF PEOPLE (CDG, COMITÊ DE GENTE) ............ 21 CHAPTER VI - FISCAL COUNCIL (FC) ....................................................................................... 22 Composition and Operation .................................................................................. 22 Vacancy and Substitutions .................................................................................... 22 Representation and Opinions ............................................................................... 22 CHAPTER VII - COMMON RULES APPLICABLE TO THE STATUTORY BODIES ................... 23 Investiture, Impediments, and Restrictions .......................................................... 23 Compensation ....................................................................................................... 24 CHAPTER VIII - FISCAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS ............................................................................ 24 CHAPTER IX - DISSOLUTION AND LIQUIDATION .................................................................... 25 CHAPTER X - DEFENSE MECHANISMS ................................................................................... 25 CHAPTER XI - CHANGE OF CONTROL ..................................................................................... 26 CHAPTER XII - WITHDRAWAL FROM B3’S LEVEL 2 CORPORATE GOVERNANCE ............. 27 CHAPTER XIII - PROTECTION OF PUBLIC FLOAT ..................................................................... 29 CHAPTER XIV - DISPUTE RESOLUTION ..................................................................................... 29 CHAPTER XV - GENERAL PROVISIONS ..................................................................................... 29 ANNEXES: I AMENDMENTS TO THE BYLAWS ............................ Erro! Indicador não definido. II EVOLUTION OF SHARE CAPITAL ........................... Erro! Indicador não definido. Copel Bylaws – p. 2/36 DEFINITIONS: GSM: GENERAL SHAREHOLDERS’ MEETING EGSM: EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING JUCEPAR: COMMERCIAL REGISTRY OF THE STATE OF PARANÁ (JUNTA COMERCIAL DO ESTADO DO PARANÁ) DOE PR: OFFICIAL GAZETTE OF THE STATE OF PARANÁ (DIÁRIO OFICIAL DO ESTADO DO PARANÁ) Note: The original text was filed with JUCEPAR under No. 17,340 (now 41300036535) on 06/16/1955 and published in the DOE PR dated 06/25/1955. Copel Bylaws – p. 3/36 CHAPTER I - CORPORATE NAME, DURATION, HEADQUARTERS AND CORPORATE PURPOSE Art. 1° Companhia Paranaense de Energia – Copel, hereinafter referred to as “Copel” or the “Company,” is a publicly held corporation, endowed with legal personality under private law, governed by these Bylaws and by the applicable legislation. Sole Paragraph. The Company’s corporate name may not be altered. Art. 2° The Company’s duration is indefinite. Art. 3° The Company has its principal place of business and legal venue in the City of Curitiba, State of Paraná, Brazil, and may establish, in Brazil and abroad, branches, agencies, subsidiaries, and offices. Sole Paragraph. The Company’s headquarters must always be located within the State of Paraná. Art. 4° The corporate purpose of the Company is to: I research and study, from technical and economic perspectives, any sources of energy, providing solutions for sustainable development; II research, study, plan, construct, and operate the production, transformation, transportation, storage, distribution, and trading of energy in any of its forms, principally electrical energy, fuels, and energy raw materials; III study, plan, design, construct, and operate dams and their reservoirs, as well as other projects aimed at the multiple use of water resources; IV provide services in the fields of energy business, energy infrastructure, information, and technical assistance regarding the rational use of energy and business initiatives aimed at the implementation and development of economic activities, provided that such activities are previously authorized by the Board of Directors; and V carry out activities in the fields of energy generation, electronic information transmission, communications and electronic controls, cellular telephony, and other activities of interest to Copel, being authorized, for these purposes and subject to prior authorization by the Board of Directors, to participate, preferably with a majority interest or a controlling interest, in consortia, companies, public bidding processes for new concessions, and/or existing companies established to operate existing concessions, taking into account, in addition to the general characteristics of the projects, the respective social and environmental impacts. § 1° The Company may, for the purpose of pursuing its corporate purpose, form subsidiaries, assume corporate control, and participate in the share capital of other companies or entities, provided that prior authorization is obtained from the Board of Directors. § 2° For the purpose of pursuing its corporate purpose and within its scope of operations, the Company may open, establish, maintain, transfer, or close branches, offices, agencies, representations, or any other establishments, or appoint representatives, subject to applicable legal and regulatory provisions. § 3° Upon the Company’s admission to the special listing segment known as Level 2 of Corporate Governance of B3 S.A. – Brasil, Bolsa, Balcão, the Company, its shareholders, officers (members of the Board of Directors and the Executive Board), and members of the Fiscal Council shall be subject to the provisions of the Level 2 Corporate Governance Listing Rules of B3 (Level 2 Rules). § 4° The provisions of the Level 2 Corporate Governance Listing Rules of B3 shall prevail over the provisions of these Bylaws in the event of any prejudice to the rights of the recipients of the public offers provided for herein. Copel Bylaws – p. 4/36 CHAPTER II - SHARE CAPITAL AND SHARES Art. 5° The fully paid-in share capital amounts to R$12,831,618,938.25 (twelve billion, eight hundred thirty-one million, six hundred eighteen thousand, nine hundred thirty-eight reais and twenty-five cents), represented by 2,982,810,591 (two billion, nine hundred eighty-two million, eight hundred ten thousand, five hundred ninety-one) shares without par value, consisting of 1,300,347,300 (one billion, three hundred million, three hundred forty-seven thousand, three hundred) common shares and 1,682,463,291 (one billion, six hundred eighty-two million, four hundred sixty-three thousand, two hundred ninety-one) preferred shares, of which 3,128,000 (three million, one hundred twenty-eight thousand) are Class A preferred shares and 1,679,335,290 (one billion, six hundred seventy-nine million, three hundred thirty-five thousand, two hundred ninety) are Class B preferred shares, and 1 (one) special class preferred share held exclusively by the State of Paraná. § 1° The share capital may be increased, by resolution of the Board of Directors, after consulting the Fiscal Council, if installed, pursuant to applicable law and without the need for an amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares for the following purposes: I capitalization of profits and reserves; II in the event the General Shareholders’ Meeting resolves to issue subscription warrants, debentures convertible into shares, or, pursuant to a plan approved by the General Shareholders’ Meeting, to grant stock options to officers and employees, the exercise of the respective conversion or subscription rights; or III placement through sale on the stock exchange or public subscription of new common shares. § 2° The shares are registered, book-entry shares, and are maintained in deposit accounts with a duly authorized financial institution. § 3° The Company is authorized to select the financial institution, by resolution of the Board of Directors, to maintain the book-entry shares in deposit accounts. § 4° The Company may, with authorization from the Board of Directors, acquire its own shares, subject to the rules established by the Brazilian Securities and Exchange Commission. § 5° The special class preferred share, held exclusively by the State of Paraná, may only be redeemed with legal authorization and upon resolution by an Extraordinary General Shareholders’ Meeting. § 6° Capital increases may be carried out through the issuance of common shares and class B preferred shares, without maintaining proportionality with the existing classes or with the common shares, subject to the limit established under Federal Law No. 6,404/1976, as amended. § 7° The preferred shares shall grant their holders the following preferences and advantages: I Preferred shares shall have priority in the distribution of minimum dividends of 10% (ten percent) per year, to be equally apportioned among them, on the basis of equity corresponding to this type of shares, paid up until December 31 of the immediate preceding fiscal year, an amount that will be imputed to the mandatory dividend provided for in Article 87; II The dividend to be paid to preferred shares shall be at least 10% (ten per cent) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6,404/1976, and subsequent amendments; III Preferred shares shall acquire the right to vote in full if, for a period of 03 (three) consecutive years, they are not paid the priority or minimum dividends to which they are entitled; IV Preferred shares ensure their holders the right to be included in a public offer to acquire shares as a result of the Disposal of Company’s Control at the same Copel Bylaws – p. 5/36 price and under the same conditions offered to the Disposing Controlling Shareholder; and V The special class preferred share held by the State of Paraná shall confer upon the State of Paraná priority in the reimbursement of capital, without premium, in the event of the Company’s liquidation, corresponding to the percentage that such share represents of the share capital, and the power to veto resolutions at the general shareholders’ meeting: a) that authorize the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. in the event that the investments, as from the 2021/2025 rate cycle, deemed prudent by ANEEL (Agência Nacional de Energia Elétrica [National Agency for Electricity]), do not reach, at a minimum, 2.0 times the Regulatory Depreciation Quota (QRR, Quota de Reintegração Regulatória) for that same Ordinary Rate Review cycle and/or on an accumulated basis by the end of the concession; b) hat aim to amend the Bylaws in order to remove or modify: 1. the obligation to maintain the Company’s current corporate name; 2. the obligation to maintain the Company’s headquarters in the State of Paraná; 3. the prohibition against any shareholder or group of shareholders exercising voting rights in a number exceeding 10% (ten percent) of the shares into which Copel’s voting share capital is divided; 4. the prohibition against the execution, filing, and registration of shareholders’ agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes below the limit set forth in these Bylaws; and 5. the exclusive authority of the general shareholders’ meeting to authorize the administrators to approve and execute the Copel Distribuição S.A. Annual Investment Plan if the investments, starting from the 2021/2025 rate cycle, deemed prudent by ANEEL, do not reach at least 2.0x the Regulatory Depreciation Quota (QRR) for that same Ordinary Rate Review cycle and/or, in the aggregate, by the end of the concession term. § 8° Each Class A and Class B preferred share grants its holder restricted voting rights, exclusively on the following matters: I transformation, merger, consolidation, or spin-off of the Company; II approval of agreements between the Company and the Controlling Shareholder, whether directly or through third parties, as well as with other companies in which the Controlling Shareholder holds an interest, whenever such agreements, by legal or statutory provision, must be resolved at a General Shareholders’ Meeting; III valuation of assets contributed for the purposes of increasing the Company’s share capital; IV selection of a specialized institution or firm to determine the Economic Value of the Company, as provided in Article 100 of these Bylaws; V amendment or repeal of statutory provisions that alter or modify any of the requirements set forth in item 4.1 of the Level 2 Corporate Governance Rules of B3, it being understood that such voting right shall prevail for as long as the Participation Agreement in Level 2 Corporate Governance remains in effect; and VI removal or amendment intended to eliminate the right provided in item XXIX of Article 30, as well as the right provided in this item, it being understood that such amendment shall require the approval of the majority of the preferred shares in a special shareholders’ meeting called for this purpose. Copel Bylaws – p. 6/36 § 9° Subject to the veto power provided for in item VII of paragraph 7 of this article, the special class preferred share held by the State of Paraná shall not carry voting rights, nor shall it acquire voting rights in the event of nonpayment of the distributions to which it is entitled. § 10° The veto power provided for in item VII of paragraph 7 of this article may only be exercised in accordance with the terms of State of Paraná Law No. 21,272/2022 and applicable legislation. § 11° The shares issued by the Company may be converted into another type and class, subject to the following rules: I the class A preferred shares may be converted into class B preferred shares at any time; and II the class A and class B preferred shares may be converted into common shares, in accordance with the timeframes, conditions, and procedures established by the Board of Directors. § 12° The issuances of shares, subscription warrants, convertible debentures, or other securities, up to the limit of the authorized capital, the placement of which occurs through sale on a stock exchange or public offering, may be approved with the exclusion of preemptive rights or reduction of the term for their exercise, in accordance with Federal Law No. 6,404/1976 and subsequent amendments. § 13° The debentures may be either non-convertible or convertible into shares, in accordance with Federal Law No. 6,404/1976 and subsequent amendments. Art. 6° No shareholder or group of shareholders, whether Brazilian or foreign, public or private, shall be permitted to exercise voting rights in excess of 10% (ten percent) of the total number of shares comprising Copel’s voting capital, regardless of their ownership interest in the share capital. Sole Paragraph – In the event that Copel’s preferred shares carry restricted voting rights or come to confer full voting rights under Article 111, paragraph 1, of Law No. 6,404 of 1976, the limitation set forth in the main clause of this Article 6 shall also apply to such preferred shares, such that all shares held by the shareholder or group of shareholders that confer voting rights with respect to a particular resolution (whether common or preferred shares) shall be considered for purposes of calculating the number of votes pursuant to the main clause of this Article. Art. 7° The execution of shareholders’ agreements aimed at regulating the exercise of voting rights in a number exceeding 10% (ten percent) of the total number of shares comprising Copel’s voting capital shall be prohibited, including in the situation described in Article 6, sole paragraph. § 1° The Company shall not file any shareholders’ agreement regarding the exercise of voting rights that conflicts with the provisions of these Bylaws. § 2° The chair of the Copel General Shareholders’ Meeting shall not count votes cast in violation of the rules set forth in Articles 6 and 7 of these Bylaws, without prejudice to the exercise of the State of Paraná’s right of veto, pursuant to Article 5 of these Bylaws. Art. 8° For purposes of these Bylaws, a group of shareholders shall be deemed to mean two (2) or more shareholders of the Company: I Who are parties to a voting agreement, either directly or through controlled companies, controlling companies, or companies under common control; II If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of the others; III Who are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not; or IV Who are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights, or any other form of Copel Bylaws – p. 7/36 organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not. § 1° In the case of investment funds with a common administrator or manager, they shall only be considered a group of shareholders if the investment policy and the policy for exercising voting rights at shareholders’ meetings, as provided in their respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis. § 2° In addition to the provisions of the caput and preceding paragraphs of this article, any shareholders represented by the same attorney-in-fact, administrator, or representative in any capacity shall also be deemed part of the same group of shareholders, except in the case of holders of securities issued under the Company’s Depositary Receipts program when represented by the respective depositary bank, provided that they do not fall within any of the other situations set forth in the caput or paragraph 1 of this article. § 3° In the case of shareholders’ agreements governing the exercise of voting rights, all signatories thereto shall be deemed, for purposes of this article, to be part of a group of shareholders for the application of the voting limit set forth in Articles 6 and 7. § 4° Shareholders must keep Copel informed of their membership in a group of shareholders pursuant to these Bylaws if such group of shareholders holds, in the aggregate, shares representing 10% (ten percent) or more of Copel’s voting capital. § 5° The members of the board of shareholders’ meetings may request documents and information from shareholders, as they deem necessary, in order to verify whether a shareholder belongs to a group of shareholders that may hold 10% (ten percent) or more of Copel’s voting capital. CHAPTER III - GENERAL SHAREHOLDERS’ MEETING(GSM) Art. 9° The General Shareholders’ Meeting is the Company’s highest authority, vested with powers to deliberate on all matters related to its corporate purpose, and shall be governed by applicable law. Art. 10 The General Shareholders’ Meeting shall be called by the Board of Directors or, in the cases permitted by law, by the Executive Board, the Fiscal Council, if installed, or by the shareholders. Art. 11 The notice of call shall be made in accordance with applicable law, and the documents related to the respective agenda shall be made available on the same date as the call notice, in an accessible manner, including electronically. Sole Paragraph. At the General Shareholders’ Meetings, only matters included in the notice of call shall be addressed, and the inclusion of general matters on the Meeting’s agenda shall not be permitted. Art. 12 The General Shareholders’ Meeting shall be convened and chaired by the Chairman of the Board of Directors or by a substitute appointed by the Chairman and, in the absence of both, by one (1) shareholder chosen at the time by the shareholders present. § 1° The quorum for convening General Shareholders’ Meetings, as well as for passing resolutions, shall be that determined by applicable law. § 2° The Chairman of the Meeting shall choose one (1) secretary from among those present. Art. 13 The General Shareholders’ Meeting shall be held ordinarily within the first four (4) months following the end of the fiscal year to deliberate on the matters provided for by law, and extraordinarily whenever necessary. Copel Bylaws – p. 8/36 Sole Paragraph. The Annual General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting may be convened and held cumulatively, at the same place, date, and time, and recorded in a single set of minutes. Art. 14 Each share entitled to vote at the General Shareholders’ Meeting shall confer one (1) vote, subject to the voting limits applicable to each shareholder and group of shareholders, pursuant to Articles 6 and 7 of these Bylaws. Art. 15 A shareholder may participate in and be represented by a proxy at the General Shareholders’ Meetings, upon presentation, at the time of the meeting or beforehand, of documents and a power of attorney granting specific powers, as provided by law. Art. 16 The minutes of the General Shareholders’ Meeting shall be drawn up as a summary of the events that occurred, including any dissents and protests, and shall record only the resolutions passed, pursuant to Paragraph 1 of Article 130 of Law No. 6,404 of 1976, and its publication may omit the shareholders’ signatures, pursuant to Paragraph 2 of Article 130 of Law No. 6,404 of 1976. Art. 17 The General Shareholders’ Meeting, in addition to other cases provided by law, shall meet to resolve on: I the increase of share capital beyond the limit authorized in the Bylaws; II the appraisal of assets contributed by shareholders for the formation of share capital; III the transformation, merger, consolidation, spin-off, dissolution, and liquidation of the company; IV the amendment of the Bylaws; V the election and removal, at any time, of the members of the Board of Directors, the Fiscal Council, if installed, and their respective alternates; VI the setting of compensation for the officers, the members of the Fiscal Council, and the members of the Statutory Committees; VII the approval of the financial statements, the allocation of the results for the fiscal year, and the distribution of dividends, in accordance with the dividend policy; VIII the authorization for the Company to bring a civil liability action against officers for losses caused to its assets; IX the disposal of real estate assets directly linked to the provision of services and the creation of security interests over them; X the exchange of shares or other securities; XI the issuance of debentures convertible into shares beyond the limit of the authorized capital set forth in these Bylaws; XII the issuance of any other securities or financial instruments convertible into shares, whether in Brazil or abroad, beyond the limit of the authorized capital set forth in these Bylaws; XIII the election and removal, at any time, of liquidators, and the review of their accounts; XIV the authorization for the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if, beginning with the 2021–2025 rate cycle, the investments deemed prudent by ANEEL do not reach at least 2.0 times the Regulatory Reintegration Quota (QRR) for that same Ordinary Rate Review cycle and/or, on a cumulative basis, through the end of the concession; XV the suspension of the exercise of shareholders’ rights, pursuant to Article 120 of Law No. 6,404/76. Sole Paragraph. Subject to the exclusive powers assigned by law, the General Shareholders’ Meeting may deliberate on all business related to the Company’s corporate purpose and on any matters submitted to it by the Board of Directors. CHAPTER IV - MANAGEMENT OF THE COMPANY Art. 18 The Company shall be managed by the Board of Directors and the Executive Board. Copel Bylaws – p. 9/36 SECTION I - BOARD OF DIRECTORS (BOD) Art. 19 The Board of Directors is a strategic and collegiate decision-making body responsible for the Company’s overall guidance. Composition, Appointment, and Term of Office Art. 20 The Board of Directors shall be composed of at least seven (7) and no more than nine (9) full members, elected and subject to removal by the General Shareholders’ Meeting, all serving a unified term of two (2) years, with reelection permitted as provided under Federal Law No. 6,404/1976 and other applicable regulations. § 1° Subject to the provisions of Federal Law No. 6,404/1976, the Internal Regulations of the Board of Directors shall establish the rules for nominating candidates and the election procedures to be adopted for filling the positions of director. § 2° Shareholders holding preferred shares who meet the percentages and requirements set forth in Article 141, paragraphs 4 and 5, of Federal Law No. 6,404/1976 are assured the right to elect one (1) director. § 3° The Board of Directors of the Wholly-Owned Subsidiaries shall be composed of at least three (3) members, including the General Director of the respective Wholly- Owned Subsidiary and one (1) officer of the Company. § 4° The positions of Chair of the Board of Directors and President of the Company or principal executive of the Company may not be held by the same person. § 5° The Board of Directors shall elect its Chair from among its members, and such election must take place at the first meeting following the assumption of office by the Directors or at the first meeting held after a vacancy occurs in such position. § 6° Nominations to the Board of Directors must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976, the Company’s internal policy and rules on the nomination of members to statutory bodies, and must also meet the following parameters: I Have a majority of independent directors, in accordance with the Level 2 Regulation and other applicable national and international regulations. The classification of the nominees as independent must be resolved at the General Shareholders’ Meeting; II rounding in the calculation of the number of independent members must comply with the provisions of the Level 2 Corporate Governance Rules of B3; and III at least one (1) of the directors referred to in this paragraph 6 must have recognized experience in corporate accounting matters to serve on the Statutory Audit Committee provided for in these Bylaws. Art. 21 The assumption of office by members of the Board of Directors shall comply with the conditions established in Federal Law No. 6,404/1976 and other applicable legal provisions. Vacancy and Substitutions Art. 22 In the event of the permanent vacancy of a member of the Board of Directors before the expiration of the term, the Board of Directors shall convene a General Shareholders’ Meeting to elect a replacement to complete the term. § 1° Subject to the applicable legal requirements and prohibitions, the remaining directors shall appoint a substitute for the vacant position until the first General Shareholders’ Meeting, in accordance with Federal Law No. 6,404/1976. § 2° In the event of a vacancy of all positions on the Board of Directors, it shall be the responsibility of the Executive Board to convene the General Shareholders’ Meeting. Copel Bylaws – p. 10/36 § 3° In the event of a vacancy in a position on the Board of Directors filled through the cumulative voting system, the General Shareholders’ Meeting shall be convened to elect all positions filled through that system to complete the terms. Art. 23 The position of director is personal and no alternates shall be permitted. Operations Art. 24 The Board of Directors shall meet regularly once (1) per month and extraordinarily whenever necessary, as provided in Article 27 of these Bylaws. Art. 25 Meetings of the Board of Directors shall be called by its Chair, or by the majority of the sitting directors, by means of physical or electronic correspondence sent to all directors, indicating the matters to be addressed. § 1° Notices sent to the physical or electronic address provided by the director shall be deemed valid, and it shall be the director’s responsibility to keep their information updated with the Company. § 2° Regular meetings must be called at least seven (7) days prior to the scheduled date. § 3° Meetings of the Board of Directors shall be convened with the presence of the majority of its sitting members, and shall be presided over by the Chair of the Board of Directors or, in their absence, by the director chosen by the majority of those present. Art. 26 If necessary, directors may participate remotely in meetings, via teleconference or videoconference, provided that effective participation and the authenticity of their vote are ensured. In such cases, the director shall be deemed present at the meeting, and their vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting. Art. 27 When there is an urgent reason, formally justified to the members of the Board of Directors, the Chair of the Board may call extraordinary meetings at any time, provided that at least forty-eight (48) hours’ notice is given prior to the meeting, by sending correspondence via physical or electronic means or through another form of communication to all directors. Participation via teleconference, videoconference, or any other reliable means of expressing the absent director’s will shall be permitted, and the director’s vote shall be considered valid for all purposes, without prejudice to the subsequent preparation and signing of the corresponding minutes. Art. 28 The Board of Directors shall resolve matters by a majority of the votes of the members present at the meeting, and in the event of a tie, the proposal supported by the director presiding over the meeting shall prevail. Art. 29 The meetings of the Board of Directors shall be recorded by a secretary appointed by the Chair, and all resolutions shall be recorded in minutes entered into the appropriate book, in accordance with the provisions of its Internal Regulations. Sole Paragraph. Whenever the minutes contain resolutions intended to produce effects with respect to third parties, a summary thereof shall be filed with the commercial registry and published in accordance with the applicable legislation, except for confidential matters, which shall be recorded in a separate document and shall not be made public. Powers and Duties Art. 30 Without prejudice to the powers provided for by law, it is the responsibility of the Board of Directors to: I set the general direction of the Company’s business, including approving and monitoring the business plan, strategic planning, and investments, seeking development with sustainability; II elect, remove, take notice of the resignation of, and replace the Company’s officers, assigning their duties and supervising their management, as well as: Copel Bylaws – p. 11/36 a) examine at any time the Company’s books and records, contracts, or any other acts; b) approve and monitor the fulfillment of the goals and specific results to be achieved by the members of the Executive Board; and c) annually evaluate the implementation of the Company’s long-term strategy; III issue an opinion on the management report and the Executive Board’s accounts; IV convene the General Shareholders’ Meeting when deemed convenient or in the cases provided for under applicable law; V approve and monitor annual and multi-year plans and programs, including the corporate budget for expenditures and investments of the Company and its Wholly-Owned Subsidiaries, with an indication of the sources and uses of funds; VI authorize the engagement of the independent auditor, as well as the termination of the respective agreement, upon recommendation by the Statutory Audit Committee, including the hiring of other services from its independent auditors when the global compensation for such other services exceeds 5% (five percent) of the compensation for the independent auditing services, also upon recommendation by the Statutory Audit Committee; VII approve the annual internal audit work plan and discuss the external auditor’s work plan, with the support of the Statutory Audit Committee; VIII appoint and remove the Head of Internal Audit, following a recommendation from the Statutory Audit Committee; IX periodically monitor, with the support of the Statutory Audit Committee, the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; X approve Copel’s Code of Conduct and Integrity Program, monitoring decisions involving corporate governance practices and relations with stakeholders; XI review, based on a direct report from the officer responsible for governance, risk, and compliance, situations where there is suspicion of involvement by the President of the Company in irregularities, or where the President of the Company fails to take necessary measures regarding a situation reported to him; XII establish guidelines for human resources management; XIII conduct an annual evaluation, both individual and collective, of its own performance and that of the other members of the statutory bodies; XIV approve related-party transactions, within the criteria and approval thresholds established by the Company, in accordance with the specific policy and with the support of the Statutory Audit Committee; XV establish, install, and dissolve non-compensated advisory committees to the Board of Directors, appoint and remove their members, as well as appoint and remove the members of the statutory advisory committees to the Board of Directors, except as otherwise provided in these Bylaws; XVI approve the internal regulations of the Board of Directors, the Executive Board, and the Advisory Committees, both statutory and non-statutory, as well as any amendments thereto; XVII approve and monitor the Company’s general policies and any amendments thereto, including the following matters: a) risk management; b) integrity; c) related party transactions; d) corporate governance; e) sustainability; f) climate change; g) equity interests; h) people management; i) occupational health and safety; j) nomination of members of statutory bodies and annual performance evaluation; k) communication and spokespersons; l) trading of the Company’s own shares; Copel Bylaws – p. 12/36 m) dividends; n) donations and sponsorships; o) disclosure of information and material facts; and p) investor relations. XVIII set the Company’s maximum debt limit, and may establish a deadline for compliance, subject to the covenants set forth in existing contracts; XIX based on a proposal from the Executive Board, authorize, when the transaction amount exceeds 2% (two percent) of the Company’s shareholders’ equity, accounting provisions and, in advance, the execution of any legal transactions, including the acquisition, sale, or encumbrance of assets, the loan of fixed assets, the creation of security interests, the provision of guarantees, the assumption of obligations in general, waivers, settlements, and also the formation of associations with other legal entities; XX establish the matters and amounts subject to its decision-making authority and that of the Executive Board, including the ability to delegate the approval of legal transactions within a defined authority limit, subject to the exclusive authority established by law; XXI deliberate on the proposed allocation of earnings to be submitted to the General Shareholders’ Meeting, in accordance with the provisions of the dividend policy; XXII deliberate on the distribution of interim dividends out of profit reserves, interim dividends based on interim financial statements, and interest on shareholders’ equity based on profit reserves and net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, provided that the applicable legislation, these Bylaws, and the Company’s dividend policy are observed; XXIII within the limit of the authorized share capital: (i) resolve on the increase of the share capital, setting the respective conditions for subscription and payment; (ii) resolve on the issuance of subscription warrants; (iii) in accordance with a plan approved by the General Shareholders’ Meeting, grant stock options to officers and employees of the Company or its controlled companies, or to natural persons providing services thereto, without preemptive rights being granted to shareholders with respect to the granting or subscription of such shares; (iv) approve an increase in share capital through the capitalization of profits or reserves, with or without bonus shares; and (v) resolve on the issuance of convertible debentures; XXIV authorize the issuance and approve the subscription of new shares, as provided for in these Bylaws, setting all conditions of issuance; XXV authorize the issuance of securities, in the domestic or international market, for the raising of funds, in the form of debentures, promissory notes, commercial papers, bonds, and others, including through public offerings, as permitted by law, subject to the provisions of item XXXIII of this article; XXVI approve capital contributions to equity investments that result in an increase in the equity of holdings, and may, including, delegate this approval within a decision-making threshold to be defined; XXVII deliberate on investment projects and participation in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and ventures, as well as approve the formation, dissolution, or amendment of any companies, consortia, or ventures; XXVIII deliberate on matters that, by legal provision or determination of the General Shareholders’ Meeting, fall within its competence, including approving the Integrated or Sustainability Report and environmental, social, and governance indicators, the Reference Form, and the Form 20-F; XXIX ensure compliance with current regulations issued by the Agência Nacional de Energia Elétrica (ANEEL), through regulatory acts as well as through the regulatory clauses contained in the concession agreement to which Copel Distribuição S.A. is a signatory, ensuring the full application, on the respective base dates, of the rate values established by the granting authority; XXX approve the procurement of civil liability insurance on behalf of the members of the statutory bodies, employees, agents, and representatives of the Company, as well as the execution of indemnity agreements, in accordance with the indemnity policy and the general conditions of the indemnity agreements; Copel Bylaws – p. 13/36 XXXI request periodic internal audits regarding the activities of the closed private pension entity that manages the Company’s benefit plan; XXXII exercise the regulatory functions of the Company’s activities, being authorized to assume any matter that does not fall within the exclusive authority of the General Shareholders’ Meeting or the Executive Board, and to deliberate on any omissions in these Bylaws; XXXIII express a favorable or unfavorable opinion regarding any public tender offer for shares issued by the Company, through a prior reasoned opinion to be disclosed within fifteen (15) days from the publication of the public tender offer notice, which must address, at a minimum: (i) the advisability and timing of the public tender offer in relation to the interests of all shareholders and the liquidity of the securities they hold; (ii) the effects of the public tender offer on the interests of the Company; (iii) the strategic plans disclosed by the offeror with respect to the Company; (iv) other matters the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM); XXXIV define a list of three specialized firms for the economic valuation of companies to prepare the appraisal report of the Company’s shares in cases of a public tender offer for the delisting of the Company as a publicly held company or for withdrawal from the Level 2 Corporate Governance listing segment of B3; XXXV set deadlines, procedures, and rules applicable to the conversion of shares issued by the Company, in accordance with these Bylaws and applicable law; XXXVI grant leave to the President of the Company of the Company and to the Chair of the Board of Directors; and XXXVII approve changes to the Company’s full address, within the headquarters municipality, as defined in Article 3. Art. 31 The Chair of the Board of Directors shall be responsible, in addition to the duties set forth in the Internal Regulations, for granting leave to its members, presiding over meetings, directing the proceedings, and coordinating the process for the individual and collective annual performance evaluation of the officers and members of the Statutory Committees, pursuant to these Bylaws. SECTION II - EXECUTIVE BOARD Art. 32 The Executive Board is the executive management and representative body, responsible for ensuring the regular operation of the Company in accordance with the general guidelines established by the Board of Directors. Composition, Term, and Investiture Art. 33 The Executive Board shall be elected by the Board of Directors and may be removed at any time by such body. It shall be composed of up to nine (9) members, one of whom shall be the President, and up to eight (8) Vice Presidents, all residing in the country, with a unified term of office of two (2) years, subject to reelection, and with a minimum of three (3) members. The Company may also have up to four (4) Officers, whose duties shall be defined by the Board of Directors, based on a proposal from the President of the Company. § 1° Nominations for the Executive Board must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976 and in the Company’s internal policies and rules for the nomination of members of statutory bodies. § 2° When nominating the President of the Company, the Board of Directors must consider the candidate’s professional capacity, recognized expertise, specialization, and professional profile necessary for the duties of the position. § 3° The members of the Executive Board shall perform their duties on a full-time basis and with exclusive dedication to Copel’s activities, although they may simultaneously hold administrative positions in subsidiaries, controlled companies, or other equity interests of the Company. In order to serve in administrative positions of other companies and/or associations, prior approval by the Board of Directors shall be required, except for those sectoral entities already provided for in the Internal Regulations of the Executive Boards. Copel Bylaws – p. 14/36 Art. 34 As a condition for taking office in an executive position at the Company, the individual must commit to specific goals and results to be achieved, which must be approved by the Board of Directors, which shall be responsible for monitoring compliance therewith. Powers and Duties Art. 35 The Executive Board shall have the authority to perform all acts necessary for the regular operation of the Company and the fulfillment of its corporate purpose, subject to the applicable legal and statutory provisions and the provisions of its Internal Regulations. Sole Paragraph. Without prejudice to the provisions of Article 48, it shall be the responsibility of the Executive Board to manage and conduct the Company’s business in a sustainable manner, and it must submit, by the last ordinary meeting of the Board of Directors of the preceding year: I the business plan for the following fiscal year; II the bases, guidelines, and long-term strategies for the preparation of the strategic plan, as well as the annual and multiannual plans and programs, including the analysis of risks and opportunities for a minimum horizon defined in the Internal Regulations of the Executive Boards; and III the operating and capital investment budgets of the Company for the following fiscal year, aimed at achieving the corporate strategies. Art. 36 The President of the Company shall be responsible for: I leading and coordinating the Company; II representing the Company, both actively and passively, in court or outside of it, and for this purpose, may appoint an attorney-in-fact with special powers, including powers to receive service of process and notifications, subject to Article 40 and following articles of these Bylaws; III promoting the development of and submitting to the Board of Directors the Company’s corporate strategy, as well as ensuring its execution; IV ensuring the achievement of the Company’s goals, as established in accordance with the general guidelines set by the General Shareholders’ Meeting and the Board of Directors; V submitting the Company’s annual business report to the Ordinary General Shareholders’ Meeting, after consultation with the Board of Directors; VI leading and coordinating the work of the Executive Board; VII convening and presiding over the meetings of the Executive Board; VIII granting leave to the other members of the Executive Board and appointing a substitute in cases of absence or temporary impediment; IX resolving issues involving conflicts of interest or conflicts of authority between the Executive Officers; X proposing to the Board of Directors the appointment of members of the Executive Board and other Directors, in compliance with the requirements and restrictions established in internal policies and regulations, and may also propose their removal to the Board of Directors at any time; XI deciding on the adhesion to and continued participation in voluntary commitments assumed by Copel Holding and its Wholly-Owned Subsidiaries; and XII exercising other duties assigned to the President by the Board of Directors, in accordance with applicable law and these Bylaws. Art. 37 The Vice Presidents shall have the following duties: I managing the activities within their respective areas of responsibility, as established in the Internal Regulations of the Executive Board; II participating in meetings of the Executive Board, contributing to the definition and implementation of the policies to be followed by the Company, and reporting on relevant matters within their respective areas of responsibility; and Copel Bylaws – p. 15/36 III complying with and ensuring compliance with the general business guidelines of the Company, as established by the Board of Directors, with respect to the management of their specific areas of responsibility. § 1° The other individual duties of the Officers shall be detailed in the Internal Regulations of the Executive Board. § 2° In addition to the duties established in these Bylaws, the Vice Presidents and Officers shall assist and support the President of the Company in the management of the Company’s business, as well as ensure cooperation and support to the other Officers within their respective areas of responsibility, aiming at achieving the Company’s objectives and interests. § 3° The Vice Presidents and Officers shall perform their duties within the Company, and may simultaneously and without remuneration hold management positions in the Wholly-Owned Subsidiaries. Art. 38 The Executive Board responsible for governance, risk, and compliance shall be tasked with verifying the fulfillment of obligations and risk management, with duties relating to corporate risk management and internal controls, compliance, integrity, the code of conduct, and the integrity program, among others defined in the Internal Regulations of the Executive Board. § 1° The Officer responsible for governance, risk, and compliance may report directly to the Board of Directors in situations where there is suspected involvement of the President of the Company in irregularities or where the President of the Company fails to adopt the necessary measures regarding a situation reported to him. § 2° For the performance of its duties, the Executive Board shall be guaranteed independent action and access to all necessary information and documents. Art. 39 The Vice President responsible for finance and investor relations shall be tasked with providing information to the investing public, the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, and the stock exchanges where the Company is listed, and with keeping the Company’s registration as a publicly held company up to date, in compliance with all applicable laws and regulations. Representation of the Company Art. 40 The Company shall be bound before third parties: I by the signature of two (2) members of the Executive Board, one (1) of whom must necessarily be the President of the Company or the Vice President responsible for the financial area, and the other a member of the Executive Board with duties related to the specific area to which the matter pertains; II by the signature of one (1) Vice President and one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney; III by the signature of two (2) attorneys-in-fact, pursuant to the powers granted in the respective power of attorney; IV by the signature of one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney, in which case exclusively for the performance of specific acts. Sole Paragraph. The Vice President responsible for finance and investor relations may, individually, represent the Company before the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, B3, the financial institution providing share bookkeeping services for the Company, and the administrators of organized markets where the Company’s securities are admitted for trading. Art. 41 The members of the Executive Board may appoint attorneys-in-fact for the Company, specifying in the instrument of appointment the acts or transactions that they may perform and the duration of the power of attorney, provided that only powers of attorney granted for judicial representation in general shall have an indefinite term. Copel Bylaws – p. 16/36 § 1° Powers of attorney granted by the Company must be signed jointly by two (2) directors, specifying the powers granted and establishing a maximum term of one (1) year. § 2° The powers of attorney shall expressly specify the special powers acts or operations granted, within the limits of the powers held by the members of the Executive Board granting them, as well as the duration of the mandate, which must have a fixed term. Subdelegation shall be prohibited, except in the case of a power of attorney for the Company’s legal representation, which may be granted for an indefinite term and may allow subdelegation under the conditions set forth in the respective instrument. Art. 42 Any member of the Executive Board may individually represent the Company when the act to be performed requires individual representation or in cases where the use of electronic signature makes it impossible for two or more individuals to sign the same document, subject to authorization from the Executive Board in session. Vacancy and Substitution Art. 43 In the event of vacancies, absences, or temporary impediments of any officer, the President of the Company shall designate another member of the Executive Board to assume the functions on an interim basis. § 1° In the President’s own absences or temporary impediments, he or she shall be replaced by the Vice President designated by him or her, and if no designation is made, the other Vice Presidents shall elect a substitute at that time. § 2° The members of the Executive Board may not be absent from office for more than thirty (30) consecutive days, except in cases of medical leave or in situations authorized by the Board of Directors. § 3° The members of the Executive Board may request unpaid leave from the Board of Directors, provided that it does not exceed three (3) months, and such leave must be recorded in the minutes. Art. 44 In the event of death, resignation, or permanent impediment of any member of the Executive Board, the President of the Company shall nominate a substitute to the Board of Directors within thirty (30) days of the vacancy, and the Board shall be responsible for electing the nominated member, who shall complete the term of the replaced officer. Sole Paragraph. Until the election is held, the Executive Board may appoint one (1) provisional substitute. However, the election may be waived if the vacancy occurs in the year in which the term of the current Executive Board is set to expire. SECTION III - EXECUTIVE BOARD MEETINGS (REDIR) Operations Art. 45 The Executive Board, composed of the President and Vice Presidents, shall meet on an ordinary basis every two weeks and extraordinarily whenever necessary, upon the call of the President of the Company or any other two (2) Vice Presidents. § 1° Meetings of the Executive Board shall be convened with the presence of the majority of the acting members, considering the President and Vice Presidents, and matters shall be approved by a simple majority of those present. In the event of a tie, the proposal supported by the President of the Company shall prevail. § 2° Each member of the Executive Board present, limited exclusively to the President and Vice Presidents, shall be entitled to cast one (1) vote, even in the case of the accumulation of duties of President or Vice President. Voting by proxy shall not be permitted. § 3° The resolutions of the Executive Board shall be recorded in minutes entered into the appropriate book and signed by all those present. Copel Bylaws – p. 17/36 § 4° The duties of Directors, if elected by the Board of Directors, shall be defined in the Internal Regulations of the Boards, and such position shall not confer voting rights. Art. 46 Remote participation of members of the Executive Board in ordinary and extraordinary meetings shall be permitted, when necessary, by means of teleconference or videoconference, provided that effective participation and the authenticity of their votes are ensured. In such case, the member of the Executive Board participating remotely shall be deemed present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the minutes of the respective meeting. Art. 47 The meetings of the Executive Board shall be recorded by a secretary appointed by its President, and all resolutions shall be entered into minutes and recorded in the appropriate book. Powers and Duties Art. 48 Without prejudice to the powers and duties established by law and by the Internal Regulations of the Executive Board, the Executive Board shall: I resolve on the Company’s business activities in a sustainable manner, considering its corporate purpose, as well as economic, social, environmental, climate change, and corporate governance factors, along with risks and opportunities; II comply with and enforce compliance with the applicable law, the Bylaws, the Company’s internal policies and rules, and the resolutions of the General Shareholders’ Meeting and the Board of Directors; III prepare and submit for the approval of the Board of Directors, after prior review: a) the annual and multi-year plans and programs, aligning investment expenditures with the respective projects, including a risk and opportunity analysis for a minimum horizon defined in the Internal Regulations of the Executive Board; b) the Company’s budget, indicating the sources and uses of funds, as well as any amendments thereto; c) investment projects, investments in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and enterprises, as well as the incorporation, dissolution, or amendment of any companies, enterprises, or consortia; d) the performance results of the Company’s activities; e) the Company’s quarterly reports, accompanied by the financial statements; f) the Management Report, accompanied by the financial statements and respective notes, the opinion of the independent auditors, and the proposal for allocation of the net income for the fiscal year; g) the Company’s Integrated Report or Sustainability Report and other corporate reports to be signed by the Board of Directors; h) the Executive Board’s Internal Regulations, as well as the Company’s general regulations and policies; i) revisions to the Company’s Code of Conduct and Integrity Program, in accordance with applicable law; j) related-party transactions, within the criteria and limits defined by the Company. IV approve: a) the technical and economic evaluation criteria for investment projects, together with the respective delegation plans for their implementation and execution; b) the accounting chart of accounts; c) the Company’s annual insurance plan; d) residually, within the statutory and regulatory limits, all matters related to the Company’s activities that are not within the exclusive authority of the President of the Company, the Board of Directors, or the General Shareholders’ Meeting; Copel Bylaws – p. 18/36 e) the appointment of the Company’s representatives to the statutory bodies of companies in which it or its Wholly-Owned Subsidiaries hold or may come to hold a direct or indirect interest; f) corporate participation in trade associations and non-governmental entities; g) proposals related to personnel policy; and h) the internal procurement and contracting regulations. V to authorize, subject to the limits and guidelines set forth by law and by the Board of Directors, and the approval thresholds established in internal regulations and in the Executive Board’s Internal Regulations: a) acts of waiver or judicial or extrajudicial settlement to resolve disputes or claims, with authority to set value limits for delegating the performance of such acts to the President of the Company or any other officer; and b) the execution of any legal transactions when the transaction amount does not exceed two percent (2%) of the Company’s net worth, without prejudice to the authority granted by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities. Sole Paragraph. When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company’s net worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors. VI to establish the guidelines and approve the creation of the organizational structures of the Company and its Wholly-Owned Subsidiaries; VII to negotiate and execute management instruments between the Company, its Wholly-Owned Subsidiaries, and Wholly-Owned Special Purpose Entities; VIII to establish and monitor governance practices, internal controls, guidelines, and policies for its Wholly-Owned Subsidiaries, in directly or indirectly controlled companies, and, in the case of direct or indirect minority interests, proportional to the relevance, materiality, and risks of the business in which they participate; IX to authorize the opening, establishment, transfer, and closure of branches, offices, agencies, representations, or any other establishments; X to designate, if it so decides, the Wholly-Owned Subsidiary responsible for carrying out activities related to the management of companies in which the Company and its Wholly-Owned Subsidiaries hold an equity interest, observing their duty to supervise based on governance and control practices proportional to the relevance, materiality, and risks of the business in which they participate; and XI to direct the vote to be cast by the Company at the General Shareholders’ Meetings of the Wholly-Owned Subsidiaries and other companies and associations in which the Company holds a direct interest. Sole Paragraph. The Executive Board may appoint agents or grant powers to other management levels of the Company and of the shared structure in which it participates, through internal rules or an appropriate instrument, including jointly with the Wholly-Owned Subsidiaries, within the individual limits and authority assigned to the officers, for purposes such as executing contracts, agreements, cooperation terms, and other instruments that create obligations for the Company or its Wholly-Owned Subsidiaries, except for acts that are non-delegable by law, provided that they are previously approved within the limits established herein. Art. 49 The Executive Board’s Internal Regulations shall detail the individual duties of each officer and may also require that the performance of certain acts within their specific areas of authority be subject to prior authorization by the Executive Board. Copel Bylaws – p. 19/36 CHAPTER V - STATUTORY COMMITTEES Art. 50 The Company shall have a Statutory Audit Committee, an Investment and Innovation Committee, a Human Resources Committee, and a Sustainable Development Committee. § 1° The statutory committees shall be remunerated, and their creation shall require an amendment to the Bylaws by resolution of the General Shareholders’ Meeting. § 2° The Board of Directors may establish additional committees to assist the Company’s Management, with specific and restricted objectives and a defined term of duration, appointing their respective members. § 3° The operation, compensation of the members, and duties of the committees referred to in this article shall be governed by the Board of Directors through their respective Internal Regulations, in accordance with what is set forth in these Bylaws. SECTION I - STATUTORY AUDIT COMMITTEE (CAE) Art. 51 The Statutory Audit Committee is an independent, advisory, and permanent body that assists the Board of Directors. Art. 52 The Statutory Audit Committee shall be unified for the Company and its Wholly-Owned Subsidiaries, exercising its duties and responsibilities with respect to the entities directly or indirectly controlled by the Company, as determined by the Board of Directors. Art. 53 The duties, operation, procedures, and composition of the Statutory Audit Committee shall comply with applicable laws and regulations and shall be detailed in a specific internal regulation, which shall be approved by the Board of Directors. § 1° The Coordinator of the Statutory Audit Committee shall be elected by the Board of Directors from among its independent members and shall be responsible for implementing the Committee’s decisions, with records entered in the appropriate minutes book. § 2° The Statutory Audit Committee shall be composed of three (3) to five (5) members, as determined by the Board of Directors, who shall be appointed, elected, and removable by the Board, all with a unified term of two (2) years, with reelection permitted, subject to the following parameters: I having a majority of independent members, as defined by applicable laws and regulations; II at least one (1) member must have recognized professional experience in corporate accounting, auditing, and finance, qualifying as a “financial expert” under applicable law; III at least one (1) of the Committee members must be a member of the Board of Directors; IV at least one (1) of the Committee members must not be a member of the Board of Directors and must be selected from the market among individuals with wellknown experience and technical expertise; V the Coordinator of the Committee must be a member of the Board of Directors; VI the maximum term for serving on the Committee is ten (10) years; and VII officers of the Company, its subsidiaries, parent company, affiliates, or entities under common control, whether direct or indirect, are prohibited from serving on the Committee. § 3° The Statutory Audit Committee shall meet: regularly, once a month, and on an extraordinary basis whenever necessary, deciding by majority vote, with minutes duly recorded, in accordance with its Internal Regulations. § 4° The Internal Audit Department shall be functionally linked to the Board of Directors through the Statutory Audit Committee. Art. 54 The Statutory Audit Committee is granted operational autonomy and an annual or projectbased budget allocation, within limits approved by the Board of Directors, to conduct or Copel Bylaws – p. 20/36 order consultations, assessments, and investigations within the scope of its activities, including the hiring and use of independent external specialists. SECTION II - INVESTMENT AND INNOVATION COMMITTEE (CII) Art. 55 The Investment and Innovation Committee is an independent, advisory, and permanent body that provides support to the Board of Directors. Art. 56 The Investment and Innovation Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may perform its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, by resolution of the Board of Directors. Art. 57 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors. § 1° The Coordinator of the Investment and Innovation Committee shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the resolutions of the Committee, which must be recorded in the appropriate minutes book. § 2° The Investment and Innovation Committee shall be composed of three (3) members of the Board of Directors, elected and removable by that body, all with a unified term of office of two (2) years, with reelection permitted. § 3° The President of the Company shall be a member of the Investment and Innovation Committee without voting rights; and § 4° The Investment and Innovation Committee shall meet periodically and shall make decisions by majority vote, with the minutes recording all resolutions, including dissents and protests, as provided for in its Internal Regulations. Art. 58 The Investment and Innovation Committee shall have operational autonomy and an annual or project-specific budget allocation, within limits approved by the Board of Directors, to carry out its activities within its scope, including the engagement and use of independent external specialists. SECTION III - SUSTAINABLE DEVELOPMENT COMMITTEE (CDS) Art. 59 The Sustainable Development Committee is an independent, consultative, and permanent body that advises the Board of Directors. Art. 60 The Sustainable Development Committee shall be the sole committee for the Company and its Wholly-Owned Subsidiaries, and may exercise its duties and responsibilities in relation to companies directly or indirectly controlled by the Company, as determined by the Board of Directors. Art. 61 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors. § 1° The Coordinator of the Sustainable Development Committee shall be elected by the Board of Directors and shall be responsible for implementing the decisions of the body. § 2° The Sustainable Development Committee shall be composed of three (3) members, elected and subject to removal by the Board of Directors, all serving a unified term of two (2) years, with reelection permitted, subject to the following parameters: I up to three (3) members of the Board of Directors; and II up to one (1) external member with recognized professional experience in matters falling within the Committee’s responsibilities. Copel Bylaws – p. 21/36 § 3° The President of the Company shall serve on the Sustainable Development Committee without voting rights; and § 4° The Sustainable Development Committee shall meet periodically, making decisions by majority vote, with minutes recorded, including any dissents and protests, as provided for in its Internal Regulations. Art. 62 The Sustainable Development Committee shall have operational autonomy and an annual or project-based budget allocation, within the limits approved by the Board of Directors, to carry out its activities within its scope, including the hiring and use of independent external specialists. SECTION IV - COMMITTEE OF PEOPLE (CDG, COMITÊ DE GENTE) Art. 63 The Committee of People is an independent, consultative, and permanent body that advises the Board of Directors. Art. 64 The Committee of People shall be a single committee serving the Company and its Wholly- Owned Subsidiaries, and may exercise its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, as determined by the Board of Directors. Art. 65 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors. § 1° The Committee of People shall assist the Board of Directors in the development and monitoring of the succession plan, in the evaluation and strategy for the compensation of officers, members of advisory committees, and Fiscal Council members, as well as in proposals and other matters related to the personnel policy. § 2° The Committee of People shall monitor the eligibility process for officers, Fiscal Council members, and members of Statutory Committees, in accordance with legal and bylaw provisions and taking into account the rules established in internal regulations. § 3° The Coordinator of the Committee of People shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the Committee’s resolutions. § 4° The Committee of People shall be composed of three (3) members, elected and removable by the Board of Directors, all with a unified term of office of two (2) years, with reelection permitted, subject to the following parameters: I up to three (3) members of the Board of Directors; and II up to one (1) external member with recognized professional experience in matters falling within the Committee’s responsibilities. § 5° The President of the Company shall serve on The Committee of People without voting rights; and § 6° The Committee of People shall meet periodically, deciding by majority vote, with all resolutions, including dissents and protests, recorded in minutes, as provided in its Internal Regulations. Art. 66 The Committee of People shall be granted operational autonomy and an annual or projectbased budget, within the limits approved by the Board of Directors, to carry out its activities within its scope, including the hiring and use of independent external specialists. Copel Bylaws – p. 22/36 CHAPTER VI - FISCAL COUNCIL (FC) Art. 67 The Company shall have a non-permanent Fiscal Council responsible for oversight, acting both collectively and individually, with the powers and duties set forth in Federal Law No. 6,404/1976 and other applicable legal provisions. Art. 68 If installed, the Fiscal Council shall meet as provided in its Internal Regulations, with minutes recorded in a specific book. Composition and Operation Art. 69 The Fiscal Council, if installed, shall be composed of three (3) sitting members and an equal number of alternates, elected at the General Shareholders’ Meeting, pursuant to Law No. 6,404/1976, with a unified term of one (1) year from the date of their election, with reelection permitted. § 1° The chair of the Fiscal Council, if installed, shall be elected by its peers at the first meeting following the election of its members, and it shall be the responsibility of the chair to carry out the decisions of the body. § 2° Individuals who are natural persons, residing in Brazil, and who possess academic qualifications compatible with the exercise of the position may serve as members of the Fiscal Council, if installed. Art. 70 If the Fiscal Council is installed, its powers, operation, and procedures shall comply with the applicable legislation and shall be detailed in specific internal regulations, which shall be approved by the Council itself. § 1° The position of member of the Fiscal Council is non-delegable. § 2° The members of the Fiscal Council have the same duties as the members of Management, as provided in Articles 153 to 156 of Federal Law No. 6,404/1976, and shall be liable for damages resulting from any failure to perform their duties, or from acts carried out with negligence or willful misconduct, or in violation of the law or the Bylaws. Vacancy and Substitutions Art. 71 If the Fiscal Council is installed, in the event of a vacancy, resignation, or removal of a sitting member, such member shall be replaced by their respective alternate, until a new council member is elected to complete the term. Representation and Opinions Art. 72 If the Fiscal Council is installed, the chair of the Fiscal Council, or at least one of its members, shall attend the meetings of the General Shareholders’ Meeting and respond to requests for information made by the shareholders. Sole Paragraph. The opinions and representations of the Fiscal Council, if installed, or of any of its members, may be submitted and read at the General Shareholders’ Meeting, regardless of publication and even if the subject matter is not included on the agenda. Copel Bylaws – p. 23/36 CHAPTER VII - COMMON RULES APPLICABLE TO THE STATUTORY BODIES Investiture, Impediments, and Restrictions Art. 73 For their investiture in office, the members of the statutory bodies shall meet the minimum requirements set forth in Federal Law No. 6,404/1976, and shall also comply with the procedures established in the Nomination Policy. Sole Paragraph - Due to incompatibility, the following individuals are prohibited from serving on the Board of Directors, advisory committees, Executive Board, or Fiscal Council of Copel, if installed, and its Wholly-Owned Subsidiaries: I representatives of the regulatory agency overseeing the Company; Ministers of State; State or Municipal Secretaries; holders of temporary positions in the public administration classified as special, directive, or advisory; officers of political parties; and holders of elected office in the Legislative Branch at any level of government, even if on leave from their positions; and II individuals who, within the past thirty-six (36) months, have served in the decisionmaking structure of a political party or have held a position in a labor union organization. Art. 74 The members of the statutory bodies shall take office upon signing a term of investiture, recorded in the respective minutes book. § 1° The term of investiture must be signed within thirty (30) days following election or appointment, under penalty of ineffectiveness, unless justification is accepted by the body to which the member was elected. The term shall indicate at least one (1) domicile for the service of process and notices in administrative or judicial proceedings related to acts performed during the member’s term of office, and any change to the designated domicile shall only be effective upon written notice to the Company. § 2° Investiture shall be subject to the submission of a statement of assets and liabilities, in accordance with applicable law, which must be updated annually and upon the conclusion of the term of office. Art. 75 The investiture of the members of the Board of Directors and the Executive Board shall be conditioned upon the prior execution of the Directors’ Statement of Consent, and the investiture of the members of the Fiscal Council, if installed, shall be conditioned upon the prior execution of the Statement of Consent of the Members of the Fiscal Council, pursuant to the Level 2 Listing Rules of B3, as well as compliance with applicable legal requirements. Art. 76 The Company’s directors, the members of the Fiscal Council, if installed, and the members of the Statutory Committees shall adhere to the policy on trading in securities issued by the Company and the policy on disclosure of material information and facts, in compliance with the regulations of the Brazilian Securities and Exchange Commission, by signing the respective statements of adherence. Art. 77 Shareholders and the members of the Executive Board, Board of Directors, Fiscal Council, and Statutory Committees who, for any reason, have a direct, indirect, or conflicting personal interest with that of the Company in a given resolution must refrain from participating in the discussion and voting on such matter, even as representatives of third parties, with the reason for the abstention and the nature and extent of their interest to be recorded in the minutes. Art. 78 The members of the statutory bodies shall be removed upon voluntary resignation or dismissal at any time, in accordance with applicable law and these Bylaws. Art. 79 Except in the event of resignation or dismissal, the term of office of the members of the statutory bodies shall be automatically extended until the investiture of their successors. Art. 80 In addition to the cases provided for by law, a vacancy shall occur when: Copel Bylaws – p. 24/36 I a member of the Board of Directors, Fiscal Council, or Statutory Committees fails to attend two (2) consecutive meetings or three (3) non-consecutive meetings out of the last twelve (12) meetings, without justification; and II a member of the Executive Board is absent from the performance of their duties for more than thirty (30) consecutive days, except in the case of leave of absence or in situations authorized by the Board of Directors. Art. 81 An annual performance evaluation shall be conducted, individually and collectively, for the members of the Board of Directors, the Statutory Committees, the Executive Board, and the Fiscal Council of the Company, if installed, as well as of their respective Wholly-Owned Subsidiaries. Such evaluation may be carried out with the assistance of an independent institution, in accordance with a previously defined procedure and in compliance with the Evaluation Policy. Art. 82 The statutory bodies shall meet validly with the presence of the majority of their members and shall adopt resolutions by a majority vote of those present, with minutes recorded in the corresponding minutes book, which may be drawn up in summary form. § 1° In the event of a non-unanimous decision, a justification for the dissenting vote may be recorded, and a dissenting member shall be exempt from liability if their dissent is registered in the minutes of the meeting or, if that is not possible, if they immediately provide written notice of their position. § 2° In collegial deliberations of the Board of Directors and the Executive Board, the member presiding over the meeting shall have the casting vote, in addition to their personal vote. Art. 83 Members of one statutory body may attend the meetings of other bodies when invited, without voting rights. Art. 84 Meetings of the statutory bodies may be held in person, by teleconference, or by videoconference, in accordance with these Bylaws and the respective Internal Regulations. Compensation Art. 85 The compensation of the members of the statutory bodies shall be set annually by the General Shareholders’ Meeting, and no accumulation of compensation or any other benefits shall be allowed as a result of substitutions arising from vacancies, absences, or temporary impediments, in accordance with these Bylaws. § 1° The compensation of the members of the Fiscal Council, if installed, as set by the General Shareholders’ Meeting that elects them, shall observe the minimum amount established by law, in addition to the mandatory reimbursement of travel and lodging expenses necessary for the performance of their duties. § 2° The President of the Company, in their capacity as a member of the Board of Directors, shall not receive compensation. CHAPTER VIII - FISCAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS Art. 86 The fiscal year shall coincide with the calendar year, and at the end of each fiscal year, financial statements shall be prepared in accordance with the provisions of Federal Law No. 6,404/1976 and the regulations of the Brazilian Securities and Exchange Commission, including the requirement of an independent audit conducted by an auditor registered with such authority. § 1° The Company shall prepare quarterly financial statements and disclose them on its website. § 2° At the end of each fiscal year, the Executive Board shall prepare the financial statements required by law, and the following rules shall be observed with respect to results: Copel Bylaws – p. 25/36 I accumulated losses and the provision for income tax shall be deducted from the results for the fiscal year before any allocation of profits; II five percent (5%) of the net income for the fiscal year shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the share capital; III the Company may record, as a reserve, interest on investments made using its own capital in construction in progress; and IV other reserves may be established by the Company, in accordance with applicable law and subject to legal limits. Art. 87 Shareholders shall be entitled, each fiscal year, to receive dividends and/or interest on equity, which shall not be less than twenty-five percent (25%) of the adjusted net income, in accordance with Federal Law No. 6,404/1976. § 1° Based on retained earnings, profit reserves, and the net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, the Board of Directors may resolve to distribute interim dividends out of profit reserves, interim dividends based on interim financial statements, or pay interest on equity, provided that such distribution complies with the dividend policy and is subject to subsequent ratification by the General Shareholders’ Meeting. § 2° Interim dividends out of profit reserves, interim dividends based on interim financial statements, and interest on equity distributed pursuant to paragraph 1 shall be credited against the mandatory dividend for the fiscal year in which they are declared, in accordance with applicable law. § 3° The Company shall not be required to distribute dividends in any fiscal year in which the Board of Directors, with the opinion of the Fiscal Council, if installed, advises the Annual General Shareholders’ Meeting that such distribution would be incompatible with the Company’s financial condition. § 4° Profits not distributed under paragraph 3 shall be allocated to a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be distributed as soon as the Company’s financial condition permits. § 5° For purposes of calculating the mandatory distribution percentage set forth above, amounts distributed as interest on equity shall be considered net of applicable taxes, in accordance with applicable law. Art. 88 Subject to the limits and provisions set forth in Federal Law No. 6,404/1976, in fiscal years in which the mandatory dividend is paid, the General Shareholders’ Meeting shall annually establish the limits for the participation of the Executive Board in the Company’s profits. CHAPTER IX - DISSOLUTION AND LIQUIDATION Art. 89 The Company shall be dissolved and placed into liquidation in the cases provided for by law, and the General Shareholders’ Meeting shall determine the method of liquidation and elect the liquidator or liquidators, as well as the Fiscal Council, if installed, if its functioning is requested by shareholders representing the quorum established by law or by regulations issued by the Brazilian Securities and Exchange Commission, subject to the applicable legal formalities, and shall establish their powers and compensation. CHAPTER X - DEFENSE MECHANISMS Art. 90 The members of the Executive Board, the Board of Directors, the Fiscal Council, if installed, and the Statutory Committees shall be liable for losses or damages caused in the performance of their duties, in the cases provided for by law. Art. 91 The Company shall ensure legal defense, where there is no conflict with its own interests, in judicial and administrative proceedings brought by third parties against current or former members of the statutory bodies, during or after their respective terms of office, for acts performed in the exercise of their positions or duties. Copel Bylaws – p. 26/36 § 1° The same protection set forth above shall be extended to employees, agents, and attorneys-in-fact of the Company who are named as defendants in judicial and/or administrative proceedings exclusively as a result of acts performed pursuant to authority granted by the Company or in the exercise of powers delegated by the directors. § 2° Legal defense shall be provided either through the Company’s internal legal department, by contracting insurance, or, if that is not possible, by retaining an external law firm, at the Company’s discretion. § 3° If, after a formal request by the interested party, the Company fails to provide defense as set forth in paragraph 2, the individual may retain legal counsel of their choice at their own expense and shall be entitled to reimbursement of reasonable attorneys’ fees and costs, provided that the amounts are proposed within the parameters and conditions then prevailing in the market for the defense of such specific case, approved by the Board of Directors, and provided further that the individual is ultimately acquitted or discharged from liability. § 4° The Board of Directors may resolve to advance attorneys’ fees in the case referred to in paragraph 3. Art. 92 The Company may enter into indemnity agreements, subject to applicable law and the guidelines established in the Indemnity Policy. § 1° The agreements referred to in the head paragraph of this article shall not provide indemnification for acts performed: I outside the scope of the duties or authority of their signatories; II in bad faith, with willful misconduct, gross negligence, or fraud; III in the interest of the individual or of third parties to the detriment of the Company’s corporate interest; and IV in any other cases provided for in the Indemnity Policy or the respective indemnity agreement. § 2° The coverage provided under the indemnity agreement shall apply only if there is no civil liability insurance coverage available, as provided for in Article 95 of these Bylaws. Art. 93 The Company shall ensure timely access to all documentation necessary for legal defense. Additionally, the Company shall bear court costs, fees of any kind, administrative expenses, and deposits required to secure appeals when the defense is conducted by the internal legal department. Art. 94 If any person entitled to legal defense, among those referred to in Article 91 of these Bylaws, is found liable or convicted by a final and unappealable judgment, based on a violation of law or of the Bylaws, or arising from willful misconduct or negligence, such person shall be required to reimburse the Company for all amounts actually disbursed in connection with the legal defense, as well as for any losses caused. Art. 95 The Company may maintain a permanent civil liability insurance policy in favor of the persons referred to in Article 91 of these Bylaws, in the form and scope defined by the Board of Directors and set forth in the applicable policy, to cover court costs and attorneys’ fees arising from judicial and administrative proceedings brought against them, in order to protect them from liabilities resulting from acts performed in the exercise of their positions or duties, covering the entire term of their respective mandates. CHAPTER XI - CHANGE OF CONTROL Art. 96 The transfer of control of the Company, if applicable, whether through a single transaction or successive transactions, shall be contracted subject to a suspensive or resolutory condition that the acquirer undertakes to launch a public tender offer for the shares held by the other shareholders of the Company, in accordance with the conditions and timeframes set forth in applicable law and in the Level 2 Corporate Governance Rules of B3, so as to Copel Bylaws – p. 27/36 ensure that they receive treatment equal to that afforded to the transferring controlling shareholder. Sole Paragraph. The public tender offer referred to in this article shall also be required: (i) in the event of a compensated assignment of subscription rights to shares or of other securities or rights related to securities convertible into shares, that results in the transfer of control of the Company; or (ii) in the event of the transfer of control of a company that holds the controlling interest in the Company, in which case the transferring controlling shareholder shall be required to declare to B3 the value attributed to the Company in such transfer, attaching supporting documentation evidencing such value. Art. 97 Any person who acquires control by entering into a private share purchase agreement with the controlling shareholder, involving any number of shares, shall be required to: (i) conduct the public tender offer referred to in Article 96 above; and (ii) pay, under the terms set forth below, an amount equivalent to the difference between the public tender offer price and the price paid per share for any shares acquired on the stock exchange within the six (6) months preceding the acquisition of control, adjusted for inflation through the date of payment. The aforementioned amount shall be distributed among all persons who sold shares of the Company on the trading sessions in which the acquirer made purchases, in proportion to each seller’s net daily selling balance, with B3 responsible for carrying out the distribution in accordance with its regulations. Art. 98 The Company shall not register any transfer of shares to the acquirer or to any person or entity that comes to hold the controlling interest until such person or entity executes the Controlling Shareholders’ Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3. Art. 99 No shareholders’ agreement governing the exercise of control shall be recorded at the Company’s headquarters unless its signatories have executed the Controlling Shareholders’ Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3. Art. 100 In the public tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company for the purpose of deregistration as a publicly held company, the minimum offer price shall correspond to the economic value determined in the valuation report prepared in accordance with paragraphs 1 and 2 of this article, subject to applicable legal and regulatory requirements. § 1° The valuation report referred to in the head paragraph of this article shall be prepared by an institution or specialized company with proven experience and independence from the Company’s decision-making authority, its management, and/or its controlling shareholder(s), and shall comply with the requirements set forth in paragraph 1 of Article 8 of Federal Law No. 6,404/1976, as well as include the liability provisions set forth in paragraph 6 of the same article. § 2° The selection of the institution or specialized firm responsible for determining the Company’s economic value shall be the exclusive responsibility of the General Shareholders’ Meeting, based on a list of three candidates submitted by the Board of Directors. The resolution, with blank votes not counted and with each share entitled to one vote regardless of its type or class, shall be adopted by a majority of the votes cast by shareholders holding outstanding shares present at the meeting. If convened on first call, the meeting must have shareholders representing at least twenty percent (20%) of the total outstanding shares; if convened on second call, the meeting may be held with the presence of any number of shareholders holding outstanding shares. CHAPTER XII - WITHDRAWAL FROM B3’S LEVEL 2 CORPORATE GOVERNANCE Art. 101 If it is resolved that the Company will withdraw from Level 2 Corporate Governance, either to allow its securities to be registered for trading outside Level 2 Corporate Governance or as a result of a corporate reorganization in which the resulting company does not have its Copel Bylaws – p. 28/36 securities admitted for trading on Level 2 Corporate Governance within one hundred and twenty (120) days from the date of the General Shareholders’ Meeting that approved the transaction, the controlling shareholder shall conduct a public tender offer to acquire the shares held by the other shareholders of the Company at a price of no less than the economic value determined in a valuation report prepared in accordance with paragraphs 1 and 2 of Article 100, subject to applicable legal and regulatory requirements. Sole Paragraph. The controlling shareholder shall be exempt from conducting the public tender offer referred to in the head paragraph of this article if the Company withdraws from Level 2 Corporate Governance as a result of entering into a participation agreement for admission to the special B3 listing segment known as the Novo Mercado, or if the company resulting from a corporate reorganization obtains authorization to trade its securities on the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders’ Meeting that approved the transaction. Art. 102 In the event there is no controlling shareholder, if it is resolved that the Company will withdraw from Level 2 Corporate Governance in order for its securities to be registered for trading outside Level 2 Corporate Governance, or as a result of a corporate reorganization in which the resulting company does not have its securities admitted for trading on either Level 2 Corporate Governance or the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders’ Meeting that approved the transaction, such withdrawal shall be subject to the completion of a public tender offer for the acquisition of shares under the same conditions set forth in the preceding article. § 1° The General Shareholders’ Meeting shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares, who, if present at the meeting, must expressly assume the obligation to carry out the offer. § 2° In the absence of a designation of the responsible party for conducting the public tender offer for the acquisition of shares, in the case of a corporate reorganization in which the company resulting from such reorganization does not have its securities admitted for trading on Level 2 Corporate Governance, the obligation to carry out the offer shall fall on the shareholders who voted in favor of the reorganization. Art. 103 The withdrawal of the Company from Level 2 Corporate Governance of B3 due to a breach of obligations set forth in the Level 2 Rules shall be subject to the completion of a public tender offer for the acquisition of shares at a price of no less than the economic value of the shares, as determined in the valuation report referred to in Article 100 of these Bylaws, subject to applicable legal and regulatory requirements. § 1° The controlling shareholder shall conduct the public tender offer for the acquisition of shares referred to in the head paragraph of this article. § 2° In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance referred to in the head paragraph results from a resolution of the General Shareholders’ Meeting, the shareholders who voted in favor of the resolution that gave rise to the breach shall conduct the public tender offer for the acquisition of shares referred to in the head paragraph. § 3° In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance of B3 referred to in the head paragraph results from an act or omission of the Company’s management, the Company’s administrators shall call a General Shareholders’ Meeting, with the agenda to resolve on how to remedy the breach of the obligations set forth in the Level 2 Rules or, if applicable, to resolve on the withdrawal of the Company from Level 2 Corporate Governance. § 4° If the General Shareholders’ Meeting referred to in paragraph 3 resolves to withdraw the Company from Level 2 Corporate Governance of B3, it shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares referred to in the head paragraph, who, if present at the meeting, must expressly assume the obligation to carry out the offer. Copel Bylaws – p. 29/36 CHAPTER XIII - PROTECTION OF PUBLIC FLOAT Art. 104 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing more than twenty-five percent (25%) of Copel’s voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least one hundred percent (100%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a pro rata die basis by the Special System for Settlement and Custody (SELIC, Sistema Especial de Liquidação e Custódia) rate. Sole Paragraph. The obligation to conduct a public tender offer shall not apply to shareholders who, as of the effective date of this provision, already hold a direct or indirect interest exceeding the threshold set forth in the head paragraph, but shall apply if: (1) following a reduction in their holdings, their interest subsequently increases and again exceeds twenty-five percent (25%) of the Company’s voting capital; or (2) without having reduced their holdings below the threshold set forth in the head paragraph, they acquire any additional interest that is not divested within the period provided for in this article. Art. 105 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing more than fifty percent (50%) of Copel’s voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least two hundred percent (200%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a pro rata die basis by the Special System for Settlement and Custody (SELIC) rate. CHAPTER XIV - DISPUTE RESOLUTION Art. 106 The Company, its shareholders, its management, and the members of the Fiscal Council, if installed, agree to resolve, through arbitration before the Market Arbitration Chamber, any and all disputes or controversies that may arise among them, relating to or arising from, in particular, the application, validity, effectiveness, interpretation, breach, and effects of the provisions of Federal Law No. 6,404/1976, as amended, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, including the Level 2 Rules, the Arbitration Rules, the Sanctions Rules, and the Participation Agreement for Level 2 Corporate Governance of B3. CHAPTER XV - GENERAL PROVISIONS Art. 107 In the event of a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the most recent set of financial statements approved by the General Shareholders’ Meeting, without prejudice to the shareholder’s right to request the preparation of a special balance sheet in the cases provided for in Article 45 of Federal Law No. 6,404/1976. Art. 108 The Company shall comply not only with the shareholders’ agreement but also with the guidelines and procedures set forth in federal, state, and municipal legislation, as well as regulatory and normative rules issued by state and federal authorities. Art. 109 The employee representative elected at the 68th Annual General Shareholders’ Meeting, held on 04/28/2023, as a member of the Board of Directors, shall remain in office until the Copel Bylaws – p. 30/36 end of their term, which shall conclude at the Annual General Shareholders’ Meeting to be held in 2025. [logo:] COPEL. Pure Energy ANNEX I – AMENDMENTS TO THE BYLAWS Copel Bylaws – p. 31/36 The original text of Copel’s Bylaws (filed with Jucepar under No. 17,340 on 06/16/1955, and published in the DOE PR on 06/25/1955) has been subject to amendments, with references listed below: Minutes of the GSM JUCEPAR Published in DOE PR Filing No. Date 09/09/1969 83,759 10/01/1969 10/08/1969 08/21/1970 88,256 09/04/1970 09/14/1970 10/22/1970 88,878 11/05/1970 11/16/1970 04/28/1972 95,513 05/24/1972 05/30/1972 04/30/1973 101,449 08/15/1973 08/28/1973 05/06/1974 104,755 05/21/1974 06/05/1974 12/27/1974 108,364 02/07/1975 02/21/1975 04/30/1975 110,111 06/03/1975 06/18/1975 03/26/1976 114,535 04/29/1976 05/10/1976 02/15/1978 123,530 02/28/1978 03/08/1978 08/14/1979 130,981 11/09/1979 11/20/1979 02/26/1980 132,253 03/25/1980 04/16/1980 10/30/1981 139,832 12/01/1981 12/18/1981 05/02/1983 146,251 05/31/1983 06/14/1983 05/23/1984 150,596 07/26/1984 08/28/1984 12/17/1984 160,881 01/17/1985 02/11/1985 06/11/1985 162,212 07/01/1985 07/18/1985 01/12/1987 166,674 02/13/1987 02/26/1987 03/18/1987 166,903 04/07/1987 05/08/1987 06/19/1987 167,914 07/02/1987 07/14/1987 02/22/1994 18,444.7 02/28/1994 03/17/1994 08/22/1994 309.0 09/20/1994 10/06/1994 02/15/1996 960,275,860 02/27/1996 03/06/1996 10/18/1996 961,839,597 10/29/1996 11/06/1996 07/10/1997 971,614,148 07/18/1997 07/22/1997 03/12/1998 980,428,793 04/01/1998 04/07/1998 04/30/1998 981,597,050 05/06/1998 05/12/1998 05/25/1998 981,780,954 05/28/1998 06/02/1998 01/26/1999 990,171,175 02/05/1999 02/11/1999 03/25/1999 990,646,483 04/14/1999 04/23/1999 03/27/2000 633,666 03/30/2000 04/07/2000 08/07/2001 20,011,994,770 08/14/2001 08/27/2001 12/26/2002 20,030,096,413 01/29/2003 02/10/2003 02/19/2004 20,040,836,223 03/08/2004 03/19/2004 06/17/2005 20,052,144,879 06/23/2005 07/05/2005 01/11/2006 20,060,050,632 01/20/2006 01/25/2006 Cont.... [logo:] COPEL. Pure Energy ANNEX I – AMENDMENTS TO THE BYLAWS Copel Bylaws – p. 32/36 Continued... Minutes of the GSM JUCEPAR Published in DOE PR Filing No. Date 08/24/2006 20,063,253,062 08/30/2006 09/11/2006 07/02/2007 20,072,743,441 07/04/2007 07/27/2007 04/18/2008 20,081,683,790 04/25/2008 05/27/2008 03/13/2009 20,091,201,500 03/13/2009 03/31/2009 07/08/2010 20,106,612,077 07/20/2010 08/04/2010 04/28/2011 20,111,122,929 05/10/2011 06/07/2011 04/26/2012 20,123,192,609 05/09/2012 05/15/2012 04/25/2013 20,132,186,560 05/07/2013 05/20/2013 07/25/2013 20,134,231,198 07/30/2013 08/09/2013 10/10/2013 20,135,861,330 10/15/2013 10/25/2013 04/24/2014 20,142,274,046 04/29/2014 05/05/2014 04/23/2015 20,152,615,962 05/04/2015 05/06/2015 12/22/2016 20,167,724,827 01/04/2017 01/06/2017 06/07/2017 20,173,251,129 06/12/2017 06/19/2017 06/28/2018 20,183,296,796 07/11/2018 07/17/2018 04/29/2019 20,192,743,090 05/07/2019 05/10/2019 12/02/2019 20,197,383,041 12/17/2019 12/19/2019 03/11/2021 20,211,660,922 03/25/2021 04/06/2021 09/27/2021 20,216,601,347 09/30/2021 10/18/2021 Minutes of the GSM JUCEPAR Statement published in Valor Filing No. Date Econômico de 04/28/2023 20,233,084,983 05/08/2023 05/12/2023 07/10/2023* 20,234,989,270 07/25/2023 07/28/2023 10/30/2024 20,248,270,168 11/08/2024 11/13/2024 * By virtue of the condition set forth at the 207th Extraordinary General Shareholders’ Meeting, held on 07/10/2023, Copel’s Bylaws as a Corporation came into force on 08/11/2023, upon the settlement of the Company’s public tender offer on B3, filed with Jucepar under No. 20237103575 on 10/10/2023. [logo:] COPEL. Pure Energy ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5) Copel Bylaws – p. 33/36 Initial Capital on 03/28/1955: Cr$ 800,000,000.00 Minutes of the GSM New Approved Capital JUCEPAR Published in DOE Filing No. Date PR Cr$ 10/01/1960 1,400,000,000.00 26.350 10/13/1960 10/14/1960 04/16/1962 4,200,000,000.00 31,036 05/03/1962 05/26/1962 11/11/1963 8,000,000,000.00 37,291 11/28/1963 12/02/1963 10/13/1964 16,000,000,000.00 50,478 10/23/1964 10/31/1964 09/24/1965 20,829,538,000.00 65,280 10/15/1965 10/18/1965 10/29/1965 40,000,000,000.00 65,528 11/12/1965 11/18/1965 09/20/1966 70,000,000,000.00 70,003 10/11/1966 10/18/19661 NCr$ 10/31/1967 125,000,000.00 74,817 12/01/1967 12/07/1967 06/17/1968 138,660,523.00 77,455 06/27/1968 07/13/1968 11/27/1968 180,000,000.00 79,509 12/10/1968 12/20/1968 06/06/1969 210,000,000.00 82,397 07/11/1969 08/05/1969 10/13/1969 300,000,000.00 84,131 10/30/1969 11/03/1969 12/03/1969 300,005,632.00 84,552 12/16/1969 12/30/1969 04/06/1970 332,111,886.00 86,263 05/14/1970 06/09/1970 Cr$ 11/24/1970 425,000,000.00 89,182 12/11/1970 12/18/1970 12/18/1970 500,178,028.00 89,606 02/04/1971 02/17/1971 07/31/1972 866,000,000.00 97,374 09/21/1972 10/04/1972 04/30/19732 867,934,700.00 101,449 08/15/1973 08/28/1973 08/31/1973 877,000,000.00 102,508 11/09/1973 11/21/1973 10/30/19733 1,023,000,000.00 103,387 01/25/1974 02/11/1974 05/30/1974 1,023,000,010.00 105,402 06/21/1974 06/27/1974 12/27/1974 1,300,000,000.00 108,364 02/07/1975 02/21/1975 04/30/1975 1,302,795,500.00 110,111 06/13/1975 06/18/1975 12/22/1975 1,600,000,000.00 113,204 01/15/1976 02/13/1976 03/26/1976 1,609,502,248.00 114,535 04/29/1976 05/10/1976 12/17/1976 2,100,000,000.00 118,441 01/14/1977 02/04/1977 08/29/1977 3,000,000,000.00 122,059 10/14/1977 10/25/1977 11/16/1977 3,330,000,000.00 122,721 12/13/1977 01/12/1978 04/28/1978 3,371,203,080.00 125,237 07/06/1978 07/20/1978 Cont.... 1 Corrected in DOE PR dated 06/05/1967. 2 Corrected in the EGSM dated 08/07/1973, published in DOE PR dated 08/23/1973. 3 Corrected in the EGSM dated 12/21/1973, published in DOE PR dated 02/01/1974. [logo:] COPEL. Pure Energy ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5) Copel Bylaws – p. 34/36 Continued... Minutes of the GSM New Approved Capital JUCEPAR Published in DOE Filing No. Date PR Cr$ 12/14/1978 4,500,000,000.00 127,671 01/19/1979 03/06/1979 03/05/1979 5,656,487,659.00 128,568 05/04/1979 05/17/1979 04/30/1979 5,701,671,254.00 129,780 07/24/1979 08/14/1979 09/24/1979 8,000,000,000.00 130,933 11/05/1979 11/23/1979 CR$ 03/27/1980 10,660,296,621.00 133,273 06/17/1980 06/27/1980 04/29/1980 10,729,574,412.00 133,451 06/27/1980 07/16/1980 10/16/1980 11,600,000,000.00 135,337 12/02/1980 01/20/1981 04/30/1981 20,000,000,000.00 137,187 05/19/1981 05/29/1981 10/30/1981 20,032,016,471.00 139,832 12/01/1981 12/18/1981 04/30/1982 37,073,740,000.00 141,852 06/01/1982 06/17/1982 10/29/1982 39,342,000,000.00 144,227 12/14/1982 12/29/1982 03/14/1983 75,516,075,768.00 145,422 04/12/1983 05/10/1983 05/02/1983 80,867,000,000.00 146,251 05/31/1983 06/14/1983 09/01/1983 83,198,000,000.00 148,265 10/25/1983 12/09/1983 04/10/1984 205,139,191,167.00 150,217 06/15/1984 07/17/1984 04/10/1984 215,182,000,000.00 150,217 06/15/1984 07/17/1984 10/05/1984 220,467,480,000.00 160,412 11/08/1984 11/27/1984 03/25/1985 672,870,475,837.00 161,756 05/21/1985 06/11/1985 03/25/1985 698,633,200,000.00 161,756 05/21/1985 06/11/1985 09/18/1985 719,093,107,000.00 163,280 11/14/1985 11/27/1985 Cz$ 04/25/1986 2,421,432,629.00 164,815 06/11/1986 06/30/1986 10/23/1986 2,472,080,064.00 166,138 11/06/1986 11/14/1986 03/18/1987 4,038,049,401.49 166,903 04/07/1987 05/08/1987 03/18/1987 4,516,311,449.87 166,903 04/07/1987 05/08/1987 09/18/1987 4,682,539,091.91 168,598 10/06/1987 10/16/1987 04/14/1988 18,772,211,552.10 170,034 05/06/1988 05/25/19884 04/14/1988 19,335,359,578.00 170,034 05/06/1988 05/25/1988 06/14/1988 19,646,159,544.00 170,727 07/11/1988 07/20/1988 04/25/1989 174,443,702,532.00 172,902 05/26/1989 07/06/1989 NCz$ 04/25/1989 182,848,503.53 172,902 05/26/1989 07/06/1989 06/26/1989 184,240,565.60 17,337.4 07/12/1989 07/21/1989 Cont.... 4 Correction in DOE No. 2780, dated 05/27/1988. [logo:] COPEL. Pure Energy ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5) Copel Bylaws – p. 35/36 Continued... Minutes of the GSM New Approved Capital JUCEPAR Published in DOE Filing No. Date PR Cr$ 03/30/1990 2,902,464,247.10 175,349 05/02/1990 05/09/1990 03/30/1990 3,113,825,643.60 175,349 05/02/1990 05/09/1990 05/25/1990 3,126,790,072.52 176,016 07/10/1990 08/09/1990 03/25/1991 28,224,866,486.42 17,780.9 04/26/1991 05/23/1991 03/25/1991 30,490,956,176.38 17,780.9 04/26/1991 05/23/1991 05/23/1991 30,710,162,747.26 17,833.7 06/18/1991 06/27/1991 04/28/1992 337,561,908,212.47 18,061.7 06/08/1992 07/06/1992 04/28/1992 367,257,139,084.96 18,061.7 06/08/1992 07/06/1992 06/25/1992 369,418,108,461.33 18,089.9 07/09/1992 07/17/1992 04/01/1993 4,523,333,257,454.10 18,255.3 04/29/1993 05/20/1993 04/01/1993 4,814,158,615,553.95 18,255.3 04/29/1993 05/20/1993 06/15/1993 4,928,475,489,940.955 18,313.9 07/13/1993 08/24/1993 CR$ 04/26/1994 122,158,200,809.226 1,847,810 05/10/1994 06/08/1994 R$ 04/25/1995 446,545,229.15 950,696,471 05/18/1995 06/19/1995 04/23/1996 546,847,990.88 960,710,000 05/07/1996 05/15/1996 07/29/1997 1,087,959,086.89 971,614,130 07/30/1997 08/01/1997 08/07/1997 1,169,125,740.577 971,761,671 08/12/1997 08/15/1997 03/12/1998 1,225,351,436.59 980,428,793 04/01/1998 04/07/1998 03/25/1999 1,620,246,833.38 990,646,483 04/14/1999 04/23/1999 12/26/2002 2,900,000,000.00 20,030,096,413 01/29/2003 02/10/2003 04/29/2004 3,480,000,000.00 20,041,866,290 06/07/2004 06/18/2004 04/27/2006 3,875,000,000.00 20,061,227,897 05/09/2006 05/24/2006 04/27/2007 4,460,000,000.00 20,071,761,462 05/05/2007 05/29/2007 04/27/2010 6,910,000,000.00 20,105,343,960 05/06/2010 05/13/2010 12/22/2016 7,910,000,000.00 20,167,724,827 01/04/2017 01/06/2017 04/29/2019 10,800,000,000.00 20,192,743,090 05/07/2019 05/10/2019 Minutes New Approved Capital JUCEPAR Statement published in the newspaper Valor Econômico BOD - 09/06/2023 12,831,618,938.258 20,237,759,91 8 10/31/2023 11/13/2023 5 Due to Provisional Measure No. 336 of 07/28/1993, which changed the national currency, the Company’s share capital, as of 08/01/1993, began to be recorded in “cruzeiros reais” (CR$ 4,928,475,475.41 as of that date). 6 Due to Provisional Measure No. 542 of 06/30/1994, which changed the national currency, the Company’s share capital, as of 07/01/1994, began to be recorded in “reais” (R$ 44,421,146.54 as of that date). 7 Share capital increase authorized by the Board of Directors. 8 Share capital increase authorized by the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 10, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.